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                                                                     Exhibit 1.1










August 30, 2002


Mr. Andrew Wiederhorn
Chairman of the Board and CEO
Fog Cutter Capital Group Inc.
1410 S.W. Jefferson Street
Portland, OR 97201


Re:  Resignation

Dear Andy:

      Effective at 5:00 p.m. today, August 30, 2002, I resign as an employee, officer and director of Fog Cutter Capital Group Inc., and from any and all of its subsidiaries or related entities. Further, I also resign as a trustee and fiduciary of any retirement or profit-sharing plans of Fog Cutter, its subsidiaries or related entities. While I remain a Fog Cutter shareholder, it is my intent in this letter to resign every other position which I may currently hold with Fog Cutter.

Very truly yours,

/s/ Lawrence Mendelsohn
-----------------------
Lawrence Mendelsohn